Exhibit 99.2

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2009	Form 51-102F1

EFFECTIVE DATE

This Management Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the year ended June 30, 2009 and incorporates certain information from the prior three fiscal years. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended June 30, 2009. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting policies (“GAAP”).  All dollar amounts referred to in this MD&A are expressed in US dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is September 29, 2009.  This MD&A contains statements that constitute “forward-looking statements” and other cautionary notices (Refer to “Forward Looking Statements and Estimates” on page 12).

DESCRIPTION OF BUSINESS

The Company is evaluating and developing geothermal power projects, principally in Nevada and Oregon. Geothermal electricity is generated by conventional turbines, driven by hot, high pressure water and steam from underground geothermal reservoirs. Cool water is re-injected into the reservoir where it is reheated to be used again in a continuous cycle. The result is clean, renewable, sustainable electric power.

Geothermal power plants use proven turbine technology to produce base load power for growing utilities, particularly those located in states, such as Nevada and Oregon, with Renewable Portfolio Standards (“RPS”) that require generation from renewable resources. The Company’s view is that the demand for renewable power is strong and growing, from both utility and private customers, and that the value of electricity and environmental credits will increase in the future. Among sources of renewable power, geothermal is particularly attractive, since it provides steady base load electricity that is not dependent upon the weather (as it is with wind and solar).

The geothermal business offers both low revenue risk and low construction risk, as a result of public utility commitments to long term power purchase contracts and, as long as they are available, fixed price engineering, procurement and construction (“EPC”) agreements. Operating risk is reduced by proven technology and annual operating costs that are modest relative to capital costs. Among the major risks are the cost of exploration and development (drilling), and access to and the cost of capital for large investments in exploration, development and construction. The Company and/or its wholly owned US subsidiary, Nevada Geothermal Power Company (“NGPC”), hold leases on four properties: Blue Mountain, Pumpernickel and Black Warrior, all located in Nevada, and Crump Geyser located in Oregon.

OVERALL PERFORMANCE

The Company’s short term strategy remains the development of its Blue Mountain property, establishing revenue and earnings as well as organizational capabilities as rapidly as possible. In this regard, the Company has made significant progress. Given the advanced stage of the Blue Mountain (40MW net) power plant construction, the Company has also begun assessing and planning development of its other properties, with a view to maximizing power plant development and value created before a US production tax credit extension expires on December 31, 2013.  As part of this work, most recently, the Company applied for Department of Energy (“DOE”) grants to help further finance exploration and development.

By March 31, 2009, a third party geothermal consulting company had estimated the Company’s Blue Mountain resource at 40 MW (net) (90% probability) and the Company had signed an amended Power Purchase Agreement (“PPA”) with NV Energy Company (“NVE”) for the sale of power from production capacity of up to 40 MW (net). The Company had also signed a Large Generator Interconnection Agreement (“LGIA”) with NVE for up to 75 MW, and had contracted with Ormat Nevada Inc. (“Ormat”, NYSE:ORA) for construction of a 49.5 MW (gross) power plant – approximately 40 MW (net) – and Wilson Utility Construction Co. for its transmission line. Financing up to US$180 million was committed by Trust Company of the West (“TCW”), a major New York based investment management firm. The Company had drilled six production wells, one shallow injection well and one deep injection well that can also be used for production if it proves advantageous. The Company had obtained all licenses and permits, and following a review of detailed engineering the State of Nevada had issued a Chemical Accident Prevention Plan (“CAPP”) permit to construct the contracted power plant. As at March 31, 2009, Ormat had completed approximately 67% of the work under the fixed price US$76 million EPC contract.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2009	Form 51-102F1

During the quarter ended June 30, 2009, the Company continued construction of its 49.5 MW (gross), 40 MW (net) power generation facility, completed construction of the associated transmission line and contracted construction of the well-field gathering system with Industrial Builders of Ontario, Oregon. At June 30, 2009, power plant construction was approximately 91% complete. In addition, the Company completed injection wells 61-22, 57-15, and 58B-15. Following the injection drilling GeothermEx computer simulation modeling indicated the production and injection wells support approximately 70% of capacity, and that two additional wells are necessary to achieve the approximately 40 MW (net) planned. Subsequent to the quarter end the Company completed construction, tested the power plant, and began power sales to NV Energy more than three months before the originally planned December 31, 2009 completion date. The Company expects to begin drilling the required two additional wells when funds are available from a refinancing of the power plant construction debt or a bridge loan, both of which are currently under negotiation. The Company  plans to begin selling the originally planned 40 MW (net) approximately at the originally planned PPA Commercial Operation date (during February, 2010).

At March 31, 2009 the Company reported the TCW ($180 million) funds may not be sufficient to complete its investment in the Blue Mountain project and, as a result, the Company was seeking an increase in the available funds. At June 30, 2009, the Company anticipates more than a 5% increase in investment since the GeothermEx computer simulation suggests two additional wells are required. The Company is currently in advanced discussions with a number of lenders regarding refinancing a portion of the TCW construction loan and expects the refinancing, combined with a cash grant from the US government or bridge loan, to both pay down the TCW loan to $70 million and provide funds for the required additional drilling. The Company expects to conclude financing negotiations in the near future. At June 30, 2009 the Company is not in compliance with its loan agreement, principally  as a result of projected capital costs, but TCW has not asserted a default and continues to work cooperatively with the Company while meaningful refinancing negotiations continue.

On February 17, 2009, the President of the United States signed into law the American Recovery and Reinvestment Act of 2009 (“ARRA”) containing several provisions favourably affecting the Company’s projects. Most importantly, production tax credits (“PTC”) were extended through 2013, but in addition the Company will benefit from bonus depreciation and an option to elect a 30% investment tax credit (“ITC”) that is eligible for a cash grant. The ITC/cash grant provides a more immediate benefit than PTC that would be earned over the first ten years of commercial operation. During the fourth quarter and subsequent to the year end the value of the ITC/cash grant became clearer, particularly as a result of guidance published during July. The Company believes a good portion of its investment in tangible (primarily property, plant and equipment) and intangible (primarily interests in geothermal properties) assets will be eligible for an ITC/cash grant but full eligibility of its investment remains uncertain as detailed application of the legislation remains subject to interpretation and clarification. During July, the Company and Morgan Stanley terminated their agreement to a PTC financing by mutual agreement, recognizing the ARRA legislation as well as changes in the financial markets made the financing unattractive to both parties. The Company plans to pursue a more favourable ITC/cash grant.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2009	Form 51-102F1

GEOTHERMAL PROPERTY INTERESTS

As at June 30, 2009, the Company’s geothermal property interests comprised the following:

1)  Blue Mountain Geothermal Property – Humboldt County - Nevada

The property is located about 32 km (22 miles) west of the town of Winnemucca.  The Company has leased the geothermal mineral interest in 17 land sections covering 4,445 hectares (10,984 acres) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), Nevada Land and Resource Company (“NLRC”), Crawford and DeLong Ranch, and RLF Nevada Properties. The Company holds a 100% geothermal mineral interest, and is entitled to explore, develop, and produce any geothermal resources located on the properties. At the property, a shallow thermal anomaly covers 10 km² (4 mi²).

The first production well, 26A-14, was completed in September 2006 to a total depth of 858 m (2815 ft). Data from flow-test results indicated a prolific well, with the potential to produce 7 MW (net) of power.  Subsequently, production wells 23-14, 25-14, 14-14, 15-14 and 17-14 were completed. Flow tests indicated each well had the potential to produce approximately 7 MW – 7.5 MW (net) of power.

Well 58-15 was completed May 8, 2008. It can be used for injection or production. Production and injection tests indicated the highest temperatures (213°C, 415°F) at Blue Mountain and a third party geothermal consulting company determined that data from flow test results indicated the potential to produce 8.4 MW (net) of power. Nevertheless, the Company decided to focus injection in the south west and use well 58-15 as an injector. Well 58A-15, also in the south west, was completed as a successful injector during November 2008 and drilling in the same area during the most recent quarter resulted in additional injection capacity at wells 57-15, 61-22, and 58B-15.

During June, GeothermEx Inc. developed a simulation of the power production supported by the wells drilled to date, concluding an additional two wells are necessary to support production of the originally planned approximately 40 MW (net). The Company is currently seeking additional funds to complete these two wells.

2)  Pumpernickel Geothermal Project – Humboldt County - Nevada

The Company has private and federal geothermal leases comprising a total holding of 2,810 hectares (6,942 acres). The leases include 1,275 hectares (3,151 acres) of land located approximately 16 km (10 miles) from Newmont’s Lone Tree Mine and leased under an agreement with Newmont USA Ltd, 1,405 hectares (3,471 acres) leased from BLM, 1,045 hectares (2,582 acres) transferred from Ormat with an agreement to provide preferred equipment pricing in exchange for $15,000 and a right of first refusal to supply Pumpernickel power plant equipment, and 129 hectares (320 acres) under four private leases.  The lease transferred from Ormat is encumbered by an overriding (0.5%) royalty interest payable to Ehni Enterprises Inc.

A maximum temperature of 135°C (275°F) was recorded on bottom in a well drilled by Magma Power Company in 1974 to 919 m (3071 ft).  Four thermal gradient holes drilled in September 2005, defined temperature gradients between 75-200°C/km.  Geothermal water samples obtained from drilling and hot springs, analyzed by Thermochem Labs, indicate geothermometry of 220°C (428°F).

In September 2007, a third party consultant prepared a report regarding structural geological analysis of seismic reflection data in Pumpernickel Valley that may indicate permeable pathways for up-flowing geothermal fluids. That report also helps identify potential drilling targets for geothermal exploration. Gas sampling and a thorough review of geochemical and geological data, coupled with a new gravity-seismic interpretation of structural targets, resulted in a better understanding of the reservoir and helped confirm a deep exploration well target.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2009	Form 51-102F1

Three additional thermal gradient wells were completed between March 30 and April 8, 2008. Two of these wells revealed temperature gradients higher than 100°C/km. The third was the highest, and this new information helped confirm a deep exploration well target. An additional study to evaluate the distribution of shallow ground temperatures was completed in September 2008. A deep exploratory well is planned when funding is available.

Three exploratory water supply boreholes drilled to ~140 feet, and a subsequent fourth borehole to 280 feet successfully identified a low total dissolved solids (TDS) groundwater source suitable for use in cooling towers, and for exploration drilling support. Four permanent water well locations have been identified.

NGP terminated an option agreement with Sierra Geothermal Power Corp., a TSX Venture listed company (“SRA”) on December 19, 2008.

3)  Black Warrior Project – Washoe and Churchill Counties – Nevada

The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal lands including water and surface rights.  The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, and the Company has an option to purchase the royalty interest for $1 million.

Field reconnaissance and data reviews are continuing. A thermal anomaly contour map helped identify a target location for an exploration well which will help assess deep resource temperatures, fluid characteristics and geothermometry. A well pad has been graded and minor improvements to a short section of road have been completed. Tubing has been installed in abandoned 2-meter boreholes, and will be used for experimental / exploratory soil gas sampling and a 3-point schlumberger reistivity study has been completed.

4)  Crump Geyser Project – Lake County – Oregon

The Crump Geyser project is located 48 km (30 miles) east of Lakeview, Oregon. In August 2005, the Company acquired leases at Crump Geyser, totaling 2,916 hectares (7,205 acres) of private land.  The private leases are subject to a royalty of 3.5% of gross revenues from the sale or use of electricity.

In 1959, a 512m (1,680 ft) well, drilled by Magma Power Company, spontaneously erupted a few days after it was abandoned. The well flowed boiling water into the air continuously for six months and then reverted to irregular eruptions. Although the geyser is currently plugged, boiling water still rumbles at depth and bubbles to the surface. A three point Schlumberger resistivity survey performed in January 2006 showed a strong anomaly (highly conductive area) that appeared to be approximately 6 km2 (2 mi2).

A third party geothermal consulting company reported a 40MW (90% probability) geothermal resource, a most likely resource of 60MW, and a deep reservoir temperature of 150°C ± 10°C (300°F ± 15°F), based on the results to date. A geochemist with Thermochem Labs was retained to evaluate the geothermometry, and subsequently confirmed the reservoir temperature.

During May through August, 2008 a review of geochemical and thermal data, new structural mapping, and field reconnaissance identified targets for drilling shallow and intermediate depth thermal gradient wells. In August 2008, a third party consultant completed a comprehensive report covering permitting issues pertaining to leases, exploration, and power plant development in Oregon. Well designs, drilling programs and drilling permit applications are in progress and will be submitted to the Oregon Department of Geology and Mineral Industries prior to planned drilling later in 2010. Fiscal 2009 work commitments are complete and field reconnaissance in preparation for upcoming geophysical work continues. An ultralight Aeromag geophysical study is planned for 2010 which will contribute to a data-sharing program with the United States Geological Survey (“USGS”), who will be undertaking precision gravity work in the same area. An environmental study is planned, to determine appropriate actions, prior to drilling and or plant construction, to manage wetlands and lakes.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2009	Form 51-102F1

FINANCIAL SUMMARY

During the quarter ended June 30, 2009, the Company continued developing its Blue Mountain, Nevada property by completing injection wells 57-15, 61-22, and 58B-15, and concluding the final major EPC contract for the well field gathering system, awarded to Industrial Builders of Ontario, Oregon. At quarter end the Ormat EPC contract was approximately 91% complete, and the transmission line was complete. The Company anticipates an early power plant start up, and during the quarter began negotiating permanent funding to replace a large portion of the TCW loan as well as fund expenditures expected to exceed the available TCW funds ($180 million). The most significant requirement for additional funds is the two additional wells suggested by the GeothermEx computer simulation.

The Company reports its results in US currency since its most significant expenditures and the funds borrowed for construction are denominated in US dollars. Also, after startup, revenue and operating costs will be generated and incurred within Nevada and denominated in US dollars.

Until plant startup, operating expenses remain primarily those of the Canadian office, and are incurred in Canadian dollars. While they are a small part of the Company’s total expenditures, Canadian dollar denominated operating expenses dominate the current and prior period income statements. Consequently, to assist in understanding trends we include the table below showing Canadian dollar operating expenses and prior period comparisons.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2009	Form 51-102F1

	For the Years Ended June 30,
	2009	2008	2007
	(expressed in Cdn dollars)
Operating Expenses
Accounting and audit	$256,554	50,900	$39,651
Administration	1,118,238	843,999	225,592
Accretion of asset retirement obligation	68,136	21,145	-
Amortization	103,081	62,508	20,549
Consulting fees	884,891	273,231	360,877
Conventions and publishing	254,015	331,197	177,047
Investor communication	36,449	128,905	137,489
Insurance	58,827	60,617	88,000
Legal	267,503	267,089	148,576
Office expenses	161,531	147,447	78,334
Recruitment fee	-	131,200	-
Rent and telephone	146,195	144,298	77,365
Stock-based compensation	358,319	867,651	1,279,145
Transfer agent and regulatory fees	60,418	98,751	76,865
Travel and business development	146,915	163,509	136,484

	3,921,073	3,592,447	2,845,974

Other Income (expenses)

Change in fair value of cash settled option	(71,514)	-	-
Foreign exchange	(2,025,227)	(312,550)	(638,072)
Interest income	403,973	316,984	448,195
Gain on sale of marketable securities	-	-	103,965
Loss on disposal of equipment	(9,787)	(3,320)	-
Property option proceeds in excess of mineral property costs	-	130,624	56,907
Undrawn commitment fee	(308,850)	-	-

	(2,011,404)	131,738	(29,005)

Net Loss for the year	$(5,932,476)	$(3,460,709)	$(2,874,979)

During the year ended June 30, 2009 the Company’s net loss was Cdn $5,932,476 (US$5,088,760 or US$ 0.05 per share) compared to a loss for the year June 30, 2008, of Cdn $3,460,709 (US$3,425,767, or US$0.04 per share). The net loss increase results primarily from a foreign exchange loss and undrawn commitment fees on the TCW loan, offset by decreased stock-based compensation expenses.

Operating expenses also continue to increase with the size and scope of operations as the Company continues to invest in its Blue Mountain project. Administration and consulting costs of Cdn $2,003,129 (2008 – Cdn $1,117,230) continue to increase as the number of employees, as well as the size and complexity of operations, increases. Accounting and audit fees increased to Cdn $256,554 (2008 – Cdn $50,900) due to an increase in the size and scope of operations, as well as increased regulatory requirements, such as from Sarbanes Oxley, pending changes to accounting polices (e.g. from International Financial Reporting Standards (“IFRS”)) and due to the complexity of accounts (e.g. the cash settled option valuation, US tax considerations and loan accounting).  Convention and publishing costs as well as investor relations expenses of Cdn $290,464 (2008 – Cdn $460,102) declined as a result of a reduction in third party investor relations services and careful management in light of the limited financing activity year to date.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2009	Form 51-102F1

The Company recorded a non-cash stock-based compensation expense of Cdn $358,319 (2008 – Cdn $867,651), which was lower than the previous year due primarily to a lower stock price and partial vesting.  Also, the Company recorded a non-cash loss resulting from the charge relating to the change in fair value of the cash settled option of CDN $71,514 (2008 – Cdn $nil).

Proceeds in excess of mineral property costs will not continue since Sierra Geothermal Power stopped funding the Pumpernickel project.

Losses are partially offset by interest income Cdn $403,973 (2008 – Cdn $316,984). The decrease during the most recent quarter results from lower short term interest rates.

SUMMARY OF QUARTERLY RESULTS

	Period		Revenue	Loss	Loss (income)
				(Income)	per share
					(Basic and fully
					diluted)

4th	Quarter 2009	$	Nil	$1,362,539	$0.01
3rd	Quarter 2009	$	Nil	$476,277	$0.01
2nd	Quarter 2009	$	Nil	$649,538	$0.01
1st	Quarter 2009	$	Nil	$2,600,406	$0.03
4th	Quarter 2008	$	Nil	$1,301,975	$0.01
3rd	Quarter 2008	$	Nil	$1,052,864	$0.01
2nd	Quarter 2008	$	Nil	$619,313	$0.01
1st	Quarter 2008	$	Nil	$451,615	$0.01

The loss for the disclosed periods results primarily from operating expenses (people and associated costs), offset by interest income and, until recently, option proceeds in excess of mineral property costs associated with the Pumpernickel joint venture agreement. The Company’s operating expenses also relate to the Cdn/US dollar exchange rate, financial resources available and the development work undertaken.  Observable trends may not be meaningful.

The current trend is generally increasing losses as the Company grows and develops its most advanced geothermal project at Blue Mountain. Normalized overhead expenses are growing as a result of increasing activity. The Company’s cash expenses, some of which are billed to the Blue Mountain project, are approximately Cdn $800,000 per quarter. Management anticipates that the Company will incur losses until its Blue Mountain project is in commercial operation.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2009	Form 51-102F1

TRANSACTIONS WITH RELATED PARTIES

As at June, 2009, a total of $108,386 (June 2008 - $76,196) was owing to directors, officers and companies controlled by directors of the Company.  This amount is included in accounts payable and accrued liabilities, is unsecured and payable on demand.

During the years ended June 30, 2009 and 2008, the following were paid or accrued to directors, officers, former officers and to companies controlled by directors of the Company:

	2009	2008

Administration	$313,925	$393,089
Director fees	77,702	57,516
Consulting, including financing success fee	1,184,131	813,458
Rent	-	11,489
Recruitment fees	-	129,801
Property, plant and equipment	-	101,054

Administration is primarily comprised of salary paid to the chief executive officer and chief financial officer, who are also directors and officers of the Company, during the normal course of their employment. Geothermal consulting costs primarily result from success fees paid to a director of the Company in connection with successfully arranging the Company’s letters of credit in support of the LNTP contracted with Ormat and the TCW loan.  The Company estimates financing success fees payable to a director of the Company could reach, in total, approximately $2.5 million upon obtaining senior financing replacing all or a portion of the TCW financing.

OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2009, the Company has provided $2.2-million letters of credit under revised terms of an expanded 20-year PPA concluded November 3, 2008 with NVE, a  $1.37-million letter of credit to secure the grid interconnection investment (also contracted with NVE), and a $15-million letter of credit to Ormat to secure EPC payments.

Ormat has the right to draw upon the $15-million EPC letter of credit if the Company fails to make required payments. NVE has the right to draw upon the letters of credit in the following circumstances: 1. If the Company fails to make any required payments under the contract; 2. If the letter of credit is not renewed by the required date or; 3. If certain conditions regarding the credit rating of the issuing financial institution are not met.

The letters of credit are cash collateralized by deposits at Bank of the West, a AA- rated US bank and Royal Bank of Canada.

The Note Purchase Agreement with Trust Company of the West includes an increase of 0.5% cash settled option at loan maturity for each $1-million drawn in excess of $170-million, a maximum 5% if the entire $180-million loan commitment is drawn.

At June 30, 2009 the Company had a Commitment Letter from MS Greenrock, a wholly owned subsidiary of Morgan Stanley, to provide ten year tax equity funding in the amount of up to $100-million prior to commercial operation. It was anticipated these funds would pay down a substantial portion of the TCW loan. The commitment was terminated subsequent to year-end as more fully described in note 19 to the financial statements.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2009	Form 51-102F1

Following the Commercial Operation Date (“COD”) the Company will have an obligation to pay NV Energy its replacement cost for any shortfall in the supply of power and/or Portfolio Energy

(environmental) Credits beyond contractual allowances, for a maximum of three years, unless the shortfall relates to a Force Majeure event or an NV Energy emergency.

Following COD, within five days, the Company has an obligation to increase the letter of credit in favour of NVE by $1.6 million to approximately $3.8 million.

The Company has no other material off-balance sheet arrangements, such as guarantee contracts, derivative instruments or any other obligations that trigger financing, liquidity, market or credit risk to the Company.

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, if appropriate, would be presented to the Board for consideration. There were no transactions during the quarter.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective October 1, 2008 the Company designated its US subsidiary self sustaining and changed its reporting currency to the US dollar. The change in reporting currency is to better reflect the Company’s business activities comprising primarily the construction of the geothermal power plant facility in Nevada and the associated US dollar denominated financing.

During 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that IFRS adoption will be mandatory for publicly accountable enterprises for financial years beginning on or after January 1, 2011. The Company will therefore prepare its first annual report under IFRS in respect of the year ending June 30, 2012, and its first interim report under IFRS for the quarter ending September 30, 2011.  Comparative information in respect of the 2011 financial year will be provided in both cases.

The Company’s IFRS conversion plan  is comprised  of the following key elements:

1.

Project team and training:

The Company has established a project team to lead the conversion process, and has obtained in-house IFRS expertise to complement assistance provided by consultants. Training of accounting personnel in the requirements of IFRS is taking place on a continuous basis, but a more formalized training program will be utilized where appropriate.

2.

Accounting policies:

The Company has performed an initial review of the differences between IFRS and Canadian GAAP, and has identified a number of areas that will require additional investigation. The next step in the process will be to rank the differences identified according to urgency, using indicators such as the materiality of the expected change and the expected lead-time required for implementation. It will then be possible to focus our attention on the matters that require immediate attention. The Company plans to complete the analysis during the 2010 financial year, to enable the collection of information required for the 2011 comparative numbers during 2011.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2009	Form 51-102F1

The Company continues to monitor the development of standards by the International Accounting Standards Board (“IASB”).  A number of IASB projects currently under way are expected to have an impact on our conversion to IFRS. The most important of these are the projects relating to classification and measurement of financial instruments, financial statements presentation and income taxes. The Company will not be able to complete its analysis of these standards until publication in their final form.

IFRS 1, First-time Adoption of International Financial Reporting Standards, contains a number of accounting choices that can be made when converting, such as exemptions from full retrospective application for certain standards. These exemptions and exceptions will be addressed together with analysis of the standards to which they relate.

3.

Financial statement preparation:

Financial statements prepared under IFRS contain significant additional disclosures not currently required under Canadian GAAP.  The Company has incorporated a limited number of these disclosures in its financial statements for the year ended June 30, 2009, and plans to expand the disclosures in 2010 and 2011, where possible.  The Company will perform a final disclosure review before commencing the preparation of the comparative numbers in respect of the 2011 financial year that will be required in the Company’s first IFRS financial statements.

4.

Information technology and internal controls:

The adoption of IFRS will require changes to both IT systems and systems of internal control.  The Company will analyze the changes required as a part of the analysis of the impact of the different standards.  Specific areas will require immediate attention, such as property, plant and equipment, and revenue.  These areas are important as the Company is currently in the process of establishing the systems required for the start of commercial operation of the Blue Mountain project, and therefore has the opportunity to establish IFRS compliant systems from the outset.

5.

Business impacts:

The adoption of IFRS will affect the business activities of the Company, such as its planning and budgeting activities and debt covenants. The Company has identified debt covenants in its current agreements that will be affected by conversion, but does not expect a significant impact.  The Company will continue to monitor the impact on future agreements, if any, and will attempt to deal with potential issues proactively.

With the adoption of IFRS, there will be no requirement to present a US GAAP reconciliation in the annual financial statements. In addition, only one year of comparative income statement information is required in the first set of IFRS financial statements.

The transition to IFRS is expected to have a material impact on the Company’s financial statements, and to consume significant resources over the next three years.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, restricted cash, marketable securities, accounts payable and accrued liabilities, term debt, deferred construction payables, long-term payables, and the cash settled option. The term debt and long term payables are carried at amortized cost. The fair value of the remaining instruments approximates their carrying value.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2009	Form 51-102F1

Cash equivalents include money market based investments and term deposits where maturity at inception is less than ninety days or that may be liquidated at the Company’s option without significant penalty. The amounts invested are in excess of amounts protected by the Canadian and US

Government deposit insurance programs and, as a result of cash collateralizing the Ormat and NVE letters of credit, the Company holds a large investment in certificates of deposit at Bank of the West, an AA- (S&P) rated western US bank.

Term debt is initially recognized at fair value, net of transaction costs, and subsequently at amortized cost using the effective interest rate method.

OUTSTANDING SHARE DATA

The Company has authorized unlimited common shares, without par value, 25,000,000 first preferred shares, without par value, and 25,000,000 second preferred shares without par value. Refer to Note 12 of the financial statements. As of the date of this report, the Company had 94,582,504 common shares outstanding, 9,341,000 stock options outstanding at various exercise prices and future dates, and 1,050,000 agents’ options, exercisable at Cdn $1.00 per option, expiring November 15, 2009.  Each Cdn $1.00 agent option is exercisable into one common share.

At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 104,973,504 common shares would be issued and outstanding.

INVESTOR RELATIONS

The Company employs Ms. Shelley Kirk as Director, Investor Relations.

CAPITAL RESOURCES AND LIQUIDITY

The Company does not have operations that generate positive cash flow.  At June 30, 2009 the Company had $2,390,428 in cash and equivalents on hand, and a working capital deficit of $155,698,932. The TCW loan allows draws every 30 days. Some of the Company’s payables, including the construction holdback, are due beyond 30 days. The Company does not draw funds until necessary and, consequently, the Company is able to manage with negative working capital and will continue to do so in order to minimize interest expense. In addition, since the Company is not in compliance with the terms of the TCW loan, the loan is classified short term.

Cash on hand at June 30, 2009 includes approximately Cdn $1.1-million in the parent company accounts. Historically, the Company’s activities were funded by proceeds from private placements of the Company’s securities, the exercise of incentive share purchase options and of share purchase warrants, US Department of Energy funding on certain properties, earn-in interests on certain properties, a $20-million bridge loan and $15 million letters of credit with Glitnir Banki hf.

On August 29, 2008, the Company closed a financing with TCW for up to $180-million. The Company believes these funds will not be sufficient to complete its investment in the Blue Mountain project. The Company is anticipating an increase in the available TCW funds, and also must raise funds both to pay down the TCW loan when commercial operation begins and complete the two additional wells suggested by the GeothermEx simulation. The Company is dependent upon successfully arranging additional financing to complete the Blue Mountain investment and also raising permanent financing to replace a portion of the TCW financing. At June 30, 2009, the Company was not in compliance with the terms of the loan Agreement with TCW, principally as a result of projected capital costs,. The Company is working closely with TCW to remedy the situation and no event of default has been asserted. Historically, the Company has been able to complete all of its exploration activities and to meet its financial commitments.  While it has been successful to date, there is no assurance that the Company will be successful in obtaining future funding.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2009	Form 51-102F1

RISKS AND UNCERTAINTIES

Due to risks and uncertainties, including the risks and uncertainties identified below and elsewhere in this MD&A, actual events may differ materially from current expectations.

By its very nature, geothermal exploration and development involves a high degree of risk, and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it to profitable production. The Company competes with other geothermal enterprises, some of which have greater resources, to explore and to develop geothermal concessions. These resources include money, personnel, consultants, and equipment.

In the short term, management believes the primary risks to the Company relate to the cost of resource development (drilling) as well as raising funds to complete the project and provide permanent financing to replace a portion of the TCW loan. Exploration and development costs are above those budgeted and two additional wells must be drilled. More than $180 million will be required to complete the Blue Mountain project. At the time of writing approximately $175 million has been drawn from the TCW facility and TCW is owed accrued interest since June 30th and an additional 2.5% cash settled option. Once more than $175-million is drawn one result is payment of all or part of the remaining 2.5% increase in the cash settled option. At June 30th, the Company was not in compliance with the TCW loan agreement but had a commitment to tax equity financing from MS Greenrock LLC, a wholly owned subsidiary of Morgan Stanley, to monetize substantial Blue Mountain project tax benefits and provide funding with which to pay down the TCW loan. Subsequent to the quarter end, to take advantage of favourable debt market conditions and the large ITC/grant for which the Company believes it is eligible under the American Recovery and Reinvestment Act of 2009 (“ARRA”), the Company began a concerted effort to simultaneously raise additional funds and reduce its cost of capital.  The first step was termination of the commitment to the Morgan Stanley tax equity commitment. At the time of writing refinancing negotiations are continuing.

The Company is at risk from changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to favorable tax incentives with respect to production tax credits and investment tax credits, changes in technological, and operational hazards in the Company’s exploration, construction and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company.  These factors may impact upon the Company’s ability to finance its programs and to carry out operations.

As a result of cash collateralizing the Ormat and NVE letters of credit, the Company holds a large investment in certificates of deposit at Bank of the West, an AA- (S&P) rated Western US bank.  The Company operates in both Canada and the United States, and is subject to currency fluctuations. The exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. However, management is not aware of any impediment to its interest in these properties.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2009	Form 51-102F1

FORWARD LOOKING STATEMENTS AND ESTIMATES

This MD&A contains estimates of geothermal resources. By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors. The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering, geological, and geophysical interpretations, which may ultimately prove to be unreliable. There can be no assurance that these estimates will be accurate or that such geothermal resources can be successfully and economically exploited.

Except for statements of fact related to the Company, certain statements made herein may constitute “Forward-Looking Statements”. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and investigation and acquisition of new projects. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate,” and other similar words, or statements that certain events or conditions “may” or “will” occur. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties, and no assurance can be given that actual results will be consistent with these forward-looking statements.  Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date - and these by their inherent nature entail various risks, uncertainties and other unknown factors. Consequently, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section. Therefore the reader is cautioned not to place undue reliance on forward-looking statements.  Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, of future events, or otherwise except as may be required under applicable securities legislation.

OTHER INFORMATION

The Company’s web site address is www.nevadageothermal.com. A copy of this management discussion and analysis, the 2009 audited financial statements, previously published management discussions and analyses, previously published financial statements, and other information, is available on the Company’s web site or on the SEDAR website at www.sedar.com.  The Company is listed on the TSX Venture Exchange with the trading symbol “NGP” and OTC Bulletin Board in the United States under the symbol “NGLPF”.

APPROVAL

The Audit Committee of the Company has approved the disclosure contained in this management discussion.

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the Company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature.  Consequently, it may not have been verified by the Company’s technical staff, and therefore it should not be relied upon.